Exhibit 11
AMSCAN HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005		2006		2007		2008		2009

Earnings:
Income before income taxes	$17,221		$10,818		$32,953		$63,821		$100,424
Add: fixed charges	36,230		82,362		91,462		98,661		87,320
Deduct: interest capitalized	—		—		—		—		—

Earnings as adjusted:	$53,451		$93,180		$124,415		$162,482		$187,744

Computation of Fixed Charges:
Interest, expensed and capitalized	$31,989		$55,007		$54,900		$51,171		$41,725
Interest portion of rent expense	$4,241		27,355		36,562		47,490		45,595

Total Fixed Charges	$36,230		$82,362		$91,462		$98,661		$87,320

Ratio of earnings to fixed charges	1.5	x	1.1	x	1.4	x	1.6	x	2.2	x